CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
Condensed Consolidated Balance Sheets

(millions of Canadian dollars)	March 31, 2018	December 31, 2017
Assets
Current assets
Cash and cash equivalents	2,301	2,513
Accounts receivable	1,325	1,186
Income taxes receivable	176	164
Inventories	1,709	1,513
Prepaid expenses	168	145
Restricted cash (note 4)	—	95
	5,679	5,616
Restricted cash (note 4)	112	97
Exploration and evaluation assets (note 5)	892	838
Property, plant and equipment, net (note 6)	24,300	24,078
Goodwill	652	633
Investment in joint ventures	1,232	1,238
Long-term income taxes receivable	242	242
Other assets	178	185
Total Assets	33,287	32,927
Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	2,965	3,033
Short-term debt (note 7)	200	200
Asset retirement obligations (note 8)	178	274
	3,343	3,507
Long-term debt (note 7)	5,343	5,240
Other long-term liabilities (note 9)	1,226	1,237
Asset retirement obligations (note 8)	2,239	2,252
Deferred tax liabilities	2,813	2,724
Total Liabilities	14,964	14,960
Shareholders’ equity
Common shares (note 10)	7,293	7,293
Preferred shares (note 10)	874	874
Contributed surplus	2	2
Retained earnings	9,371	9,207
Accumulated other comprehensive income	772	580
Non-controlling interest	11	11
Total Shareholders’ Equity	18,323	17,967
Total Liabilities and Shareholders’ Equity	33,287	32,927
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

HUSKY ENERGY INC. | Q1 | Condensed Interim Consolidated Financial Statements | 1

Condensed Consolidated Statements of Income

	Three months ended March 31,
(millions of Canadian dollars, except share data)	2018	2017
Gross revenues	5,097	4,312
Royalties	(80)	(104)
Marketing and other	165	36
Revenues, net of royalties	5,182	4,244
Expenses
Purchases of crude oil and products	3,353	2,564
Production, operating and transportation expenses (note 11)	628	669
Selling, general and administrative expenses (note 11)	169	134
Depletion, depreciation, amortization and impairment (note 6)	618	700
Exploration and evaluation expenses	30	21
Loss (gain) on sale of assets	(4)	2
Other – net	12	9
	4,806	4,099
Earnings from operating activities	376	145
Share of equity investment income	9	25
Financial items (note 12)
Net foreign exchange gains (losses)	22	(2)
Finance income	20	6
Finance expenses	(84)	(93)
	(42)	(89)
Earnings before income taxes	343	81
Provisions for income taxes
Current	18	4
Deferred	77	6
	95	10
Net earnings	248	71
Earnings per share (note 10)
Basic	0.24	0.06
Diluted	0.24	0.06
Weighted average number of common shares outstanding (note 10)
Basic (millions)	1,005.1	1,005.5
Diluted (millions)	1,005.5	1,005.5
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

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Condensed Consolidated Statements of Comprehensive Income

	Three months ended March 31,
(millions of Canadian dollars)	2018	2017
Net earnings	248	71
Other comprehensive income (loss)
Items that may be reclassified into earnings, net of tax:
Derivatives designated as cash flow hedges (note 14)	1	(1)
Equity investment - share of other comprehensive income	—	(1)
Exchange differences on translation of foreign operations	280	(69)
Hedge of net investment (note 14)	(89)	27
Other comprehensive income (loss)	192	(44)
Comprehensive income	440	27
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

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Condensed Consolidated Statements of Changes in Shareholders’ Equity

	Attributable to Equity Holders
					AOCI(1)
(millions of Canadian dollars)	Common Shares	Preferred Shares	Contributed Surplus	Retained Earnings	Foreign Currency Translation	Hedging	Non-Controlling Interest	Total Shareholders’ Equity
Balance as at December 31, 2016	7,296	874	—	8,457	969	20	11	17,627
Net earnings	—	—	—	71	—	—	—	71
Other comprehensive income (loss)
Derivatives designated as cash flow hedges (net of tax recovery of less than $1 million) (note 14)	—	—	—	—	—	(1)	—	(1)
Equity investment - share of other comprehensive income	—	—	—	—	—	(1)	—	(1)
Exchange differences on translation of foreign operations (net of tax recovery of $10 million)	—	—	—	—	(69)	—	—	(69)
Hedge of net investment (net of tax of $4 million) (note 14)	—	—	—	—	27	—	—	27
Total comprehensive income (loss)	—	—	—	71	(42)	(2)	—	27
Transactions with owners recognized directly in equity:
Dividends declared on preferred shares (note 10)	—	—	—	(9)	—	—	—	(9)
Balance as at March 31, 2017	7,296	874	—	8,519	927	18	11	17,645

Balance as at December 31, 2017	7,293	874	2	9,207	559	21	11	17,967
Net earnings	—	—	—	248	—	—	—	248
Other comprehensive income (loss)			—
Derivatives designated as cash flow hedges (net of tax of less than $1 million) (note 14)	—	—	—	—	—	1	—	1
Exchange differences on translation of foreign operations (net of tax of $26 million)	—	—	—	—	280	—	—	280
Hedge of net investment (net of tax recovery of $14 million) (note 14)	—	—	—	—	(89)	—	—	(89)
Total comprehensive income	—	—	—	248	191	1	—	440
Transactions with owners recognized directly in equity:
Dividends declared on common shares (note 10)	—	—	—	(75)	—	—	—	(75)
Dividends declared on preferred shares (note 10)	—	—	—	(9)	—	—	—	(9)
Balance as at March 31, 2018	7,293	874	2	9,371	750	22	11	18,323

(1)	Accumulated other comprehensive income.
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

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Condensed Consolidated Statements of Cash Flows

	Three months ended March 31,
(millions of Canadian dollars)	2018	2017
Operating activities
Net earnings	248	71
Items not affecting cash:
Accretion (notes 8, 12)	24	28
Depletion, depreciation, amortization and impairment (note 6)	618	700
Exploration and evaluation expenses (note 5)	—	1
Deferred income taxes	77	6
Foreign exchange loss (gain)	1	(17)
Stock-based compensation (notes 10, 11)	21	1
Loss (gain) on sale of assets	(4)	2
Unrealized mark to market gain (note 14)	(86)	(50)
Share of equity investment income	(9)	(25)
Other	2	(6)
Settlement of asset retirement obligations (note 8)	(49)	(48)
Deferred revenue	(20)	(2)
Distribution from joint ventures	72	—
Change in non-cash working capital (note 13)	(366)	(40)
Cash flow – operating activities	529	621
Financing activities
Long-term debt issuance (note 7)	—	750
Debt issue costs (note 7)	—	(6)
Dividends on common shares (note 10)	(75)	—
Dividends on preferred shares (note 10)	(9)	(17)
Other	(4)	13
Change in non-cash working capital (note 13)	88	1
Cash flow – financing activities	—	741
Investing activities
Capital expenditures	(637)	(384)
Capitalized interest (note 12)	(21)	(19)
Corporate acquisition	(9)	—
Proceeds from asset sales	2	3
Contribution payable payment	—	(21)
Investment in joint ventures	(40)	—
Other	(16)	(34)
Change in non-cash working capital (note 13)	(48)	27
Cash flow – investing activities	(769)	(428)
Increase (decrease) in cash and cash equivalents	(240)	934
Effect of exchange rates on cash and cash equivalents	28	(8)
Cash and cash equivalents at beginning of period	2,513	1,319
Cash and cash equivalents at end of period	2,301	2,245
Supplementary Cash Flow Information
Net interest paid	(67)	(65)
Income taxes paid	(23)	(21)
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

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NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
Note 1Description of Business and Segmented Disclosures
Management has identified segments for the business of Husky Energy Inc. (“Husky” or the “Company”) based on differences in products, services and management responsibility. The Company’s business is conducted predominantly through two major business segments – Upstream and Downstream.
Upstream operations in the Integrated Corridor and Offshore include exploration for, and development and production of, crude oil, bitumen, natural gas and natural gas liquids (“NGL“) ("Exploration and Production") and marketing of the Company’s and other producers’ crude oil, natural gas, NGLs, sulphur and petroleum coke, pipeline transportation, the blending of crude oil and natural gas, and storage of crude oil, diluent and natural gas ("Infrastructure and Marketing"). Infrastructure and Marketing markets and distributes products to customers on behalf of Exploration and Production and is grouped in the Upstream business segment based on the nature of its interconnected operations. The Company’s Upstream operations are located primarily in Alberta, Saskatchewan, and British Columbia (“Western Canada”), offshore east coast of Canada (“Atlantic”) and offshore China and offshore Indonesia (“Asia Pacific”).
Downstream operations in the Integrated Corridor include upgrading of heavy crude oil feedstock into synthetic crude oil in Canada (“Upgrading”), refining crude oil in Canada, marketing of refined petroleum products including gasoline, diesel, ethanol blended fuels, asphalt and ancillary products, and production of ethanol (“Canadian Refined Products”). It also includes refining in the U.S. of primarily crude oil to produce and market asphalt, gasoline, jet fuel and diesel fuels that meet U.S. clean fuels standards (“U.S. Refining and Marketing”). Upgrading, Canadian Refined Products and U.S. Refining and Marketing all process and refine natural resources into marketable products and are grouped together as the Downstream business segment due to the similar nature of their products and services.

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Segmented Financial Information

	Upstream						Downstream								Corporate and Eliminations(4)		Total
Three months ended March 31,	Exploration and Production(1)		Infrastructure and Marketing(2)		Total		Upgrading		Canadian Refined Products		U.S. Refining and Marketing(3)		Total
($ millions)	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
Gross revenues	1,084	1,251	446	333	1,530	1,584	465	384	721	568	2,771	2,173	3,957	3,125	(390)	(397)	5,097	4,312
Royalties	(80)	(104)	—	—	(80)	(104)	—	—	—	—	—	—	—	—	—	—	(80)	(104)
Marketing and other	—	—	165	36	165	36	—	—	—	—	—	—	—	—	—	—	165	36
Revenues, net of royalties	1,004	1,147	611	369	1,615	1,516	465	384	721	568	2,771	2,173	3,957	3,125	(390)	(397)	5,182	4,244
Expenses
Purchases of crude oil and products	—	—	421	295	421	295	239	248	578	445	2,505	1,973	3,322	2,666	(390)	(397)	3,353	2,564
Production, operating and transportation expenses	357	417	2	3	359	420	46	49	60	60	163	140	269	249	—	—	628	669
Selling, general and administrative expenses	76	57	1	1	77	58	2	2	13	11	5	4	20	17	72	59	169	134
Depletion, depreciation, amortization and impairment	447	547	—	—	447	547	28	19	29	29	94	89	151	137	20	16	618	700
Exploration and evaluation expenses	30	21	—	—	30	21	—	—	—	—	—	—	—	—	—	—	30	21
Loss (gain) on sale of assets	(4)	1	—	1	(4)	2	—	—	—	—	—	—	—	—	—	—	(4)	2
Other – net	4	15	2	(3)	6	12	—	—	—	—	6	(3)	6	(3)	—	—	12	9
	910	1,058	426	297	1,336	1,355	315	318	680	545	2,773	2,203	3,768	3,066	(298)	(322)	4,806	4,099
Earnings (loss) from operating activities	94	89	185	72	279	161	150	66	41	23	(2)	(30)	189	59	(92)	(75)	376	145
Share of equity investment income	4	1	5	24	9	25	—	—	—	—	—	—	—	—	—	—	9	25
Financial items
Net foreign exchange gain (loss)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	22	(2)	22	(2)
Finance income	9	1	—	—	9	1	—	—	—	—	—	—	—	—	11	5	20	6
Finance expenses	(29)	(32)	—	—	(29)	(32)	—	—	(3)	(3)	(4)	(3)	(7)	(6)	(48)	(55)	(84)	(93)
	(20)	(31)	—	—	(20)	(31)	—	—	(3)	(3)	(4)	(3)	(7)	(6)	(15)	(52)	(42)	(89)
Earnings (loss) before income taxes	78	59	190	96	268	155	150	66	38	20	(6)	(33)	182	53	(107)	(127)	343	81
Provisions for (recovery of) income taxes
Current	(99)	(13)	63	—	(36)	(13)	45	23	25	10	2	—	72	33	(18)	(16)	18	4
Deferred	120	29	(11)	26	109	55	(4)	(5)	(15)	(5)	(3)	(12)	(22)	(22)	(10)	(27)	77	6
	21	16	52	26	73	42	41	18	10	5	(1)	(12)	50	11	(28)	(43)	95	10
Net earnings (loss)	57	43	138	70	195	113	109	48	28	15	(5)	(21)	132	42	(79)	(84)	248	71
Intersegment revenues	276	314	—	—	276	314	75	53	39	30	—	—	114	83	—	—	390	397
Expenditures on exploration and evaluation assets	50	83	—	—	50	83	—	—	—	—	—	—	—	—	—	—	50	83
Expenditures on property, plant and equipment	469	206	15	—	484	206	11	21	11	11	55	51	77	83	26	12	587	301
As at March 31, 2018 and December 31, 2017
Total exploration and evaluation assets, property, plant and equipment, net	16,783	17,537	54	30	16,837	17,567	1,120	1,006	1,220	1,221	5,726	5,340	8,066	7,567	289	241	25,192	25,375
Total assets	18,070	18,802	1,417	1,422	19,487	20,224	1,270	1,129	1,547	1,503	7,926	7,035	10,743	9,667	3,057	3,003	33,287	32,894

(1)	Includes allocated depletion, depreciation and amortization related to assets in Infrastructure and Marketing as these assets provide a service to Exploration and Production.

(2)
Includes $17 million of revenue (three months ended March 31, 2017 - $72 million) and $17 million of associated costs (three months ended March 31, 2017 - $53 million) for construction contracts, inclusive of $17 million of revenue (three months ended March 31, 2017 - $56 million) and $17 million of costs (three months ended March 31, 2017 - $56 million) for contracts in progress accounted for under the percentage of completion method.

(3)
During the third quarter of 2017, the Company corrected certain intrasegment sales eliminations. Gross revenues and purchases of crude oil and products have been recast for the first quarter of 2017. There was no impact on net earnings.

(4)	Eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices. Segment results include transactions between business segments.

HUSKY ENERGY INC. | Q1 | Condensed Interim Consolidated Financial Statements | 7

Disaggregation of Revenue

	Upstream						Downstream								Corporate and Eliminations		Total
Three months ended March 31,	Exploration and Production		Infrastructure and Marketing		Total		Upgrading		Canadian Refined Products		U.S. Refining and Marketing		Total
($ millions)	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
Primary Geographical Markets
Canada	804	1,016	446	333	1,250	1,349	465	384	721	568	—	—	1,186	952	(390)	(397)	2,046	1,904
United States	—	—	—	—	—	—	—	—	—	—	2,771	2,173	2,771	2,173	—	—	2,771	2,173
China	280	235	—	—	280	235	—	—	—	—	—	—	—	—	—	—	280	235
Total revenue	1,084	1,251	446	333	1,530	1,584	465	384	721	568	2,771	2,173	3,957	3,125	(390)	(397)	5,097	4,312

Major Product Lines
Light & medium crude oil	277	364	—	—	277	364	—	—	—	—	—	—	—	—	—	—	277	364
Heavy crude oil	117	179	—	—	117	179	—	—	—	—	—	—	—	—	—	—	117	179
Bitumen	308	382	—	—	308	382	—	—	—	—	—	—	—	—	—	—	308	382
Total crude oil	702	925	—	—	702	925	—	—	—	—	—	—	—	—	—	—	702	925
NGL	94	64	—	—	94	64	—	—	—	—	—	—	—	—	—	—	94	64
Natural gas	288	262	—	—	288	262	—	—	—	—	—	—	—	—	—	—	288	262
Total exploration and production	1,084	1,251	—	—	1,084	1,251	—	—	—	—	—	—	—	—	—	—	1,084	1,251
Total infrastructure and marketing	—	—	446	333	446	333	—	—	—	—	—	—	—	—	—	—	446	333
Synthetic crude	—	—	—	—	—	—	391	330	—	—	—	—	391	330	—	—	391	330
Gasoline	—	—	—	—	—	—	—	—	220	201	1,466	1,255	1,686	1,456	—	—	1,686	1,456
Diesel & distillates	—	—	—	—	—	—	69	54	306	185	1,005	767	1,380	1,006	—	—	1,380	1,006
Asphalt	—	—	—	—	—	—	—	—	49	39	45	1	94	40	—	—	94	40
Other	—	—	—	—	—	—	5	—	146	143	255	150	406	293	—	—	406	293
Total refined products	—	—	—	—	—	—	465	384	721	568	2,771	2,173	3,957	3,125	—	—	3,957	3,125
Total revenue	1,084	1,251	446	333	1,530	1,584	465	384	721	568	2,771	2,173	3,957	3,125	(390)	(397)	5,097	4,312

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Note 2    Basis of Presentation
The condensed interim consolidated financial statements have been prepared by management and reported in Canadian dollars in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”). These condensed interim consolidated financial statements do not include all of the information required for full annual consolidated financial statements and should be read in conjunction with the consolidated financial statements and the notes thereto in the Company’s 2017 Annual Report.
The condensed interim consolidated financial statements have been prepared, for all periods presented, following the same accounting policies and methods of computation as described in Note 3 to the consolidated financial statements for the fiscal year ended December 31, 2017, except for the newly issued standards and amendments as discussed below.
Certain prior period amounts have been reclassified to conform with the current period presentation.
These condensed interim consolidated financial statements were approved by the Audit Committee of the Board of Directors on April 25, 2018.
Note 3    Significant Accounting Policies
Recent Accounting Standards
The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.
Leases
In January 2016, the IASB issued IFRS 16 Leases, which replaces the current IFRS guidance on leases. Under the current guidance, lessees are required to determine if the lease is a finance or operating lease, based on specified criteria. Finance leases are recognized on the balance sheet while operating leases are recognized in the Consolidated Statements of Income when the expense is incurred. Under IFRS 16, lessees must recognize a lease liability and a right-of-use asset for virtually all lease contracts. The recognition of the present value of minimum lease payments for certain contracts currently classified as operating leases will result in increases to assets, liabilities, depletion, depreciation and amortization, and finance expense, and a decrease to production, operating and transportation expense upon implementation. An optional exemption to not recognize certain short-term leases and leases of low value can be applied by lessees. For lessors, the accounting remains essentially unchanged. The standard will be effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted, provided IFRS 15 Revenue from Contracts with Customers, has been applied, or is applied at the same date as IFRS 16.
The implementation of IFRS 16 consists of four phases:

•
Project awareness and engagement – This phase includes identifying and engaging the appropriate members of the finance and operations teams, as well as communicating the key requirements of IFRS 16 to stakeholders, and creating a project steering committee.

•
Scoping – This phase focuses on identifying and categorizing the Company’s contracts, performing a high-level impact assessment and determining the adoption approach and which optional recognition exemptions will be applied by the Company. This phase also includes identifying the systems impacted by the new accounting standard and evaluating potential system solutions.

•
Detailed analysis and solution development – This phase includes assessing which agreements contain leases and determining the expected conversion differences for leases currently accounted for as operating leases under the existing standard. This phase also includes selection of the system solution.

•
Implementation – This phase includes implementing the changes required for compliance with IFRS 16. The focus of this phase is the approval and implementation of any new accounting and tax policies, processes, systems and controls, as required, as well as the execution of customized training programs and preparation of disclosures under IFRS 16.

The Company is currently in the detailed analysis and solution development phase of implementing IFRS 16. The impact on the Company’s consolidated financial statements upon adoption of IFRS 16 is currently being assessed.

HUSKY ENERGY INC. | Q1 | Condensed Interim Consolidated Financial Statements | 9

Change in Accounting Policies
Revenue from Contracts with Customers
In September 2015, the IASB published an amendment to IFRS 15 Revenue from Contracts with Customers, deferring the effective date to annual periods beginning on or after January 1, 2018. IFRS 15 replaces existing revenue recognition guidance with a single comprehensive accounting model. The standard requires an entity to recognize revenue to reflect the transfer of goods and services for the amount it expects to receive when control is transferred to the purchaser. The Company retrospectively adopted the standard on January 1, 2018. The adoption of IFRS 15 did not require any material adjustments to the amounts recorded in the consolidated financial statements; however, additional disclosures are presented in the interim consolidated financial statements.
Revenue is recognized when the performance obligations are satisfied and revenue can be reliably measured. Revenue is measured at the consideration specified in the contracts and represents amounts receivable for goods or services provided in the normal course of business, net of discounts, customs duties and sales taxes. Natural gas sales in the Asia Pacific region are under long term, fixed price contracts. Substantially all other revenue is based on floating prices. Performance obligations associated with the sale of crude oil, crude oil equivalents, and refined products are satisfied at the point in time when the products are delivered to and title passes to the customer. Performance obligations associated with processing services, transportation, blending and storage, and marketing services are satisfied at the point in time when the services are provided.
Financial Instruments
In July 2014, the IASB issued IFRS 9 Financial Instruments to replace IAS 39, which provides a single model for classification and measurement based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial instruments. For financial liabilities, the change in fair value resulting from an entity’s own credit risk is recorded in other comprehensive income rather than net earnings, unless this creates an accounting mismatch. IFRS 9 includes a new, forward-looking ‘expected loss’ impairment model that will result in a more timely recognition of expected credit losses. In addition, IFRS 9 provides a substantially-reformed approach to hedge accounting. The standard was effective for annual periods beginning on January 1, 2018. The Company retrospectively adopted the standard on January 1, 2018. The adoption of IFRS 9 did not require any material adjustments to the consolidated financial statements.
Financial assets previously classified as loans and receivables (cash and cash equivalents, accounts receivable, restricted cash, and long-term receivables), as well as financial liabilities previously classified as other financial liabilities (accounts payable and accrued liabilities, short-term debt, and long-term debt) have been reclassified to amortized cost. The carrying value and measurement of all financial instruments remains unchanged. The Company’s current process for assessing short-term receivables lifetime expected credit losses collectively in groups that share similar credit risk characteristics is unadjusted with the adoption of the new impairment model and resulted in no additional impairment allowance. Additionally, long-term receivables were assessed individually under the expected credit loss model and no impairment was concluded.
Amendments to IFRS 2 Share-based payment
In June 2016, the IASB issued amendments to IFRS 2 to be applied prospectively for annual periods beginning on or after January 1, 2018. The amendments clarify how to account for certain types of share-based payment arrangements. The adoption of the amendments did not have a material impact on the Company’s consolidated financial statements.
Note 4    Restricted Cash
In accordance with the provisions of the regulations of the People’s Republic of China, the Company is required to deposit funds into separate accounts restricted to the funding of future asset retirement obligations in offshore China. As at March 31, 2018, the Company had deposited funds of $112 million (December 31, 2017 – $192 million).
The Company's participation in the Wenchang field expired in November 2017. The related decommissioning and disposal expense of $88 million was finalized in January 2018.

HUSKY ENERGY INC. | Q1 | Condensed Interim Consolidated Financial Statements | 10

Note 5    Exploration and Evaluation Assets

Exploration and Evaluation Assets
($ millions)
December 31, 2017	838
Additions	78
Disposals	(23)
Transfers to oil and gas properties (note 6)	(1)
March 31, 2018	892
Note 6    Property, Plant and Equipment

Property, Plant and Equipment	Oil and Gas Properties	Processing, Transportation and Storage	Upgrading	Refining	Retail and Other	Total
($ millions)
Cost
December 31, 2017	41,815	86	2,599	9,191	2,930	56,621
Additions	454	15	11	65	30	575
Acquisitions	62	—	—	3	—	65
Transfers from exploration and evaluation (note 5)	1	—	—	—	—	1
Intersegment transfers	—	—	—	(5)	5	—
Changes in asset retirement obligations	(8)	—	—	—	—	(8)
Disposals and derecognition	(526)	—	—	(9)	—	(535)
Exchange adjustments	146	—	—	253	1	400
March 31, 2018	41,944	101	2,610	9,498	2,966	57,119

Accumulated depletion, depreciation, amortization and impairment
December 31, 2017	(26,016)	(47)	(1,462)	(3,176)	(1,842)	(32,543)
Depletion, depreciation, amortization and impairment	(447)	—	(28)	(108)	(35)	(618)
Disposals and derecognition	487	—	—	8	—	495
Exchange adjustments	(68)	—	—	(85)	—	(153)
March 31, 2018	(26,044)	(47)	(1,490)	(3,361)	(1,877)	(32,819)

Net book value
December 31, 2017	15,799	39	1,137	6,015	1,088	24,078
March 31, 2018	15,900	54	1,120	6,137	1,089	24,300

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Note 7    Debt and Credit Facilities

Short-term Debt
($ millions)	March 31, 2018	December 31, 2017
Commercial paper(1)	200	200

(1)
The commercial paper is supported by the Company’s syndicated credit facilities and the Company is authorized to issue commercial paper up to a maximum of $1.0 billion having a term not to exceed 365 days. The weighted average interest rate as at March 31, 2018, was 1.66 percent per annum (December 31, 2017 – 1.40 percent).

		Canadian $ Amount		U.S. $ Denominated
Long-term Debt	Maturity	March 31, 2018	December 31, 2017	March 31, 2018	December 31, 2017
($ millions)
Long-term debt
6.15% notes(1)	2019	387	376	300	300
7.25% notes(1)	2019	967	939	750	750
5.00% notes	2020	400	400	—	—
3.95% notes(1)	2022	645	626	500	500
4.00% notes(1)	2024	968	939	750	750
3.55% notes	2025	750	750	—	—
3.60% notes	2027	750	750	—	—
6.80% notes(1)	2037	499	484	387	387
Debt issue costs(2)		(23)	(24)	—	—
Long-term debt		5,343	5,240	2,687	2,687

(1)
All of the Company’s U.S. dollar denominated debt is designated as a hedge of the Company’s net investment in selected foreign operations with a U.S. dollar functional currency. Refer to Note 14 for Foreign Currency Risk Management.

(2)	Calculated using the effective interest rate method.
Credit Facilities
As at March 31, 2018, the covenant under the Company’s syndicated credit facilities was a debt to capital covenant, calculated as total debt (long-term debt including long-term debt due within one year and short-term debt) and certain adjusting items specified in the agreement divided by total debt, shareholders’ equity and certain adjusting items specified in the agreement. This covenant is used to assess the Company’s financial strength. If the Company does not comply with the covenants under the syndicated credit facilities, there is the risk that repayment could be accelerated. The Company was in compliance with the syndicated credit facility covenants at March 31, 2018, and assessed the risk of non-compliance to be low. As at March 31, 2018, the Company had no borrowings under its $2.0 billion facility expiring March 9, 2020 (December 31, 2017 – no borrowings), and no borrowings under its $2.0 billion facility expiring June 19, 2022 (December 31, 2017 – no borrowings).
Notes
On March 10, 2017, the Company issued $750 million of 3.60 percent notes due March 10, 2027. This was completed by way of a prospectus supplement dated March 7, 2017, to the Company's universal short form base shelf prospectus dated February 23, 2015 (the ”2015 Canadian Shelf Prospectus”). The notes are redeemable at the option of the Company at any time, subject to a make-whole premium unless the notes are redeemed in the three month period prior to maturity. Interest is payable semi-annually on March 10 and September 10 of each year, beginning September 10, 2017. The notes are unsecured and unsubordinated and rank equally with all of the Company’s other unsecured and unsubordinated indebtedness.
On March 30, 2017, the Company filed a universal short form base shelf prospectus (the "2017 Canadian Shelf Prospectus") with applicable securities regulators in each of the provinces of Canada that enables the Company to offer up to $3.0 billion of common shares, preferred shares, debt securities, subscription receipts, warrants and other units in Canada up to and including April 30, 2019. The 2017 Canadian Shelf Prospectus replaced the 2015 Canadian Shelf Prospectus, which expired on March 23, 2017.
On September 15, 2017, the Company repaid the maturing 6.20 percent notes issued under a trust indenture dated September 11, 2007. The amount paid to note holders was $365 million, including $11 million of interest.

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On January 29, 2018, the Company filed a universal short form base shelf prospectus (the ”2018 U.S. Shelf Prospectus”) with the Alberta Securities Commission. On January 30, 2018, the Company’s related U.S. registration statement with the SEC containing the 2018 U.S. Shelf Prospectus became effective which enables the Company to offer up to US$3.0 billion of debt securities, common shares, preferred shares, subscription receipts, warrants and units of the Company in the U.S. up to and including February 29, 2020. During the 25-month period that the 2018 U.S. Shelf Prospectus and the related U.S. registration statement are effective, securities may be offered in amounts, at prices and on terms set forth in a prospectus supplement. The 2018 U.S. Shelf Prospectus replaced the Company's U.S. universal short form base shelf prospectus, which expired on January 22, 2018.
At March 31, 2018, the Company had unused capacity of $3.0 billion under the 2017 Canadian Shelf Prospectus and US$3.0 billion under the 2018 U.S. Shelf Prospectus.
The Company’s notes, credit facilities and short-term lines of credit rank equally in right of payment.
Note 8    Asset Retirement Obligations
A reconciliation of the carrying amount of asset retirement obligations at March 31, 2018, is set out below:

Asset Retirement Obligations
($ millions)
December 31, 2017	2,526
Additions	7
Liabilities settled	(137)
Liabilities disposed	(11)
Revaluation	(11)
Exchange adjustment	19
Accretion (note 12)	24
March 31, 2018	2,417
Expected to be incurred within one year	178
Expected to be incurred beyond one year	2,239
The Company has deposited $112 million (December 31, 2017 – $192 million) into the restricted cash account for funding of future asset retirement obligations in offshore China. These amounts have been reflected in restricted cash in the condensed interim consolidated balance sheets.
The Company's participation in the Wenchang field expired in November 2017. The related decommissioning and disposal expense of $88 million was finalized in January 2018.
Note 9    Other Long-term Liabilities

Other Long-term Liabilities
($ millions)	March 31, 2018	December 31, 2017
Employee future benefits	254	248
Finance lease obligations	496	498
Stock-based compensation	28	32
Deferred revenue	271	284
Leasehold incentives	100	101
Other	77	74
End of period	1,226	1,237

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Note 10    Share Capital
Common Shares

Common Shares	Number of Shares	Amount ($ millions)
December 31, 2017	1,005,120,012	7,293
March 31, 2018	1,005,120,012	7,293
During the three months ended March 31, 2018, the Board of Directors reinstated the quarterly common share dividend and declared cash dividends of $0.075 per common share, or $75 million. The dividends were paid on April 2, 2018 to shareholders of record at the close of business on March 20, 2018.
Preferred Shares

Cumulative Redeemable Preferred Shares	Number of Shares	Amount ($ millions)
December 31, 2017	36,000,000	874
March 31, 2018	36,000,000	874

Cumulative Redeemable Preferred Share Dividends ($ millions)	Three months ended March 31,
	2018		2017
	Declared	Paid	Declared	Paid
Series 1 Preferred Shares	2	2	2	3
Series 2 Preferred Shares(1)	—	—	—	—
Series 3 Preferred Shares	3	3	3	6
Series 5 Preferred Shares	2	2	2	5
Series 7 Preferred Shares	2	2	2	3
	9	9	9	17

(1)	Series 2 Preferred Share dividends declared and paid in the first quarter of 2018 was less than $1 million (three months ended March 31, 2017 - less than $1 million).
Dividends on preferred shares of $9 million were paid in the first quarter of 2018, which were declared in the fourth quarter of 2017.
At March 31, 2018, there were $9 million of preferred share dividends declared and payable for the first quarter of 2018 (March 31, 2017 - nil). The dividends were paid on April 2, 2018 to shareholders of record at the close of business on March 20, 2018.
Performance Share Units
In February 2010, the Compensation Committee of the Board of Directors of the Company established the Performance Share Unit (”PSU”) Plan for executive officers and certain employees of the Company. The term of each PSU is three years, and the PSU vests on the second and third anniversary dates of the grant date in percentages determined by the Compensation Committee based on the Company's total shareholder return relative to a peer group of companies and achieving a Return on Capital in Use (”ROCIU”), a non-GAAP measure, target set by the Company. ROCIU equals net earnings plus after tax interest expense divided by the two-year average capital employed, less any capital invested in assets that are not in use. Net earnings is adjusted for the difference between actual realized and budgeted commodity prices and foreign exchange rates and other actual and budgeted exceptional items. Upon vesting, PSU holders receive a cash payment equal to the number of vested PSUs multiplied by the weighted average trading price of the Company’s common shares for the five preceding trading days. As at March 31, 2018, the carrying amount of the liability relating to PSUs was $43 million (December 31, 2017 – $41 million). The total expense recognized in selling, general and administrative expenses in the consolidated statements of income for the PSUs for the three months ended March 31, 2018, was $15 million (three months ended March 31, 2017 – $2 million). The Company paid out $12 million (March 31, 2017 – $15 million) for PSUs which vested in the quarter. The weighted average contractual life of the PSUs at March 31, 2018, was two years (December 31, 2017 – two years).

HUSKY ENERGY INC. | Q1 | Condensed Interim Consolidated Financial Statements | 14

The number of PSUs outstanding was as follows:

Performance Share Units	Number of Performance Share Units
December 31, 2017	8,361,918
Granted	5,815,480
Exercised	(1,347,803)
Forfeited	(629,743)
Outstanding, March 31, 2018	12,199,852
Graded vested, March 31, 2018	2,343,858
Stock-based Compensation
The following table summarizes the total expense recognized in selling, general and administrative expenses in the condensed interim consolidated statements of income for the Company’s stock option plan and PSUs for the three months ended March 31, 2018 and 2017:

Stock-based Compensation ($ millions)	Three months ended March 31,
	2018	2017
Stock option plan	6	(1)
PSUs	15	2
Stock-based compensation	21	1
Earnings per Share

Earnings per Share ($ millions)	Three months ended March 31,
	2018	2017
Net earnings	248	71
Effect of dividends declared on preferred shares in the period	(9)	(9)
Net earnings - basic	239	62
Dilutive effect of accounting for stock options as cash-settled(1)	4	(3)
Net earnings - diluted	243	59

(millions)
Weighted average common shares outstanding – basic	1,005.1	1,005.5
Effect of dilutive stock options and stock dividends declared	0.4	—
Weighted average common shares outstanding – diluted	1,005.5	1,005.5

Earnings per share – basic ($/share)	0.24	0.06
Earnings per share – diluted ($/share)	0.24	0.06

(1)
Stock-based compensation expense was $6 million based on cash-settlement for the three months ended March 31, 2018 (three months ended March 31, 2017 – recovery of $1 million). Stock-based compensation expense would have been $2 million based on equity-settlement for the three months ended March 31, 2018 (three months ended March 31, 2017 – expense of $2 million). For the three months ended March 31, 2018, cash-settlement of stock options was used to calculate diluted earnings per share as it was considered more dilutive than equity settlement.

For the three months ended March 31, 2018, 19 million tandem options (three months ended March 31, 2017 – 24 million tandem options) were excluded from the calculation of diluted earnings per share as these options were anti-dilutive.

HUSKY ENERGY INC. | Q1 | Condensed Interim Consolidated Financial Statements | 15

Note 11    Production, Operating and Transportation and Selling, General and Administrative Expenses
The following table summarizes production, operating and transportation expenses in the condensed interim consolidated statements of income for the three months ended March 31, 2018 and 2017:

Production, Operating and Transportation Expenses	Three months ended March 31,
($ millions)	2018	2017
Services and support costs	226	217
Salaries and benefits	163	163
Materials, equipment rentals and leases	53	64
Energy and utility	116	131
Licensing fees	46	47
Transportation	5	6
Other	19	41
Total production, operating and transportation expenses	628	669
The following table summarizes selling, general and administrative expenses in the condensed interim consolidated statements of income for the three months ended March 31, 2018 and 2017:

Selling, General and Administrative Expenses	Three months ended March 31,
($ millions)	2018	2017
Employee costs(1)	89	82
Stock-based compensation expense(2)	21	1
Contract services	24	21
Equipment rentals and leases	10	9
Maintenance and other	25	21
Total selling, general and administrative expenses	169	134

(1)
Employee costs are comprised of salary and benefits earned during the year, plus cash bonuses awarded during the year. Annual bonus awards to be settled in shares are included in stock-based compensation expense.

(2)	Stock-based compensation expense represents the cost to the Company for participation in share-based payment plans.
Note 12    Financial Items

Financial Items ($ millions)	Three months ended March 31,
	2018	2017
Foreign exchange
Non-cash working capital gain (loss)	2	(19)
Other foreign exchange gain	20	17
Net foreign exchange gain (loss)	22	(2)
Finance income	20	6
Finance expenses
Long-term debt	(80)	(82)
Contribution payable	—	(1)
Other	(1)	(1)
	(81)	(84)
Interest capitalized(1)	21	19
	(60)	(65)
Accretion of asset retirement obligations (note 8)	(24)	(28)
Finance expenses	(84)	(93)
Total financial items	(42)	(89)

(1)	Interest capitalized on project costs is calculated using the Company’s annualized effective interest rate of 5.0 percent (2017 – 5.0 percent).

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Note 13    Cash Flows – Change in Non-cash Working Capital

Non-cash Working Capital ($ millions)	Three months ended March 31,
	2018	2017
Decrease (increase) in non-cash working capital
Accounts receivable	(65)	156
Inventories	(84)	(37)
Prepaid expenses	(14)	69
Accounts payable and accrued liabilities	(163)	(200)
Change in non-cash working capital	(326)	(12)
Relating to:
Operating activities	(366)	(40)
Financing activities	88	1
Investing activities	(48)	27
Note 14    Financial Instruments and Risk Management
Financial Instruments
The Company’s financial instruments include cash and cash equivalents, accounts receivable, restricted cash, accounts payable and accrued liabilities, short-term debt, long-term debt, and portions of other assets and other long-term liabilities. Derivative instruments are classified as fair value through profit or loss (”FVTPL”). The Company’s remaining financial instruments are measured at amortized cost. For financial instrument measured at amortized cost, the carrying values approximate their fair value with the exception of long-term debt.
The following table summarizes the Company’s financial instruments that are carried at fair value in the condensed interim consolidated balance sheets:

Financial Instruments at Fair Value ($ millions)	As at March 31, 2018	As at December 31, 2017
Commodity contracts – FVTPL
Natural gas(1)	(11)	(13)
Crude oil(2)	27	(57)
Foreign currency contracts – FVTPL
Foreign currency forwards	(1)	1
Other assets – FVTPL	1	1
Hedge of net investment(3)(4)	(673)	(584)
Total financial instruments at fair value	(657)	(652)

(1)
Natural gas contracts includes a $2 million increase as at March 31, 2018 (December 31, 2017 – $3 million decrease) to the fair value of held-for-trading inventory, recognized in the condensed interim consolidated balance sheets, related to third party physical purchase and sale contracts for natural gas held in storage. Total fair value of the related natural gas storage inventory was $5 million at March 31, 2018 (December 31, 2017 – $5 million).

(2)
Crude oil contracts includes a $45 million increase at March 31, 2018 (December 31, 2017 – $5 million increase) to the fair value of held-for-trading inventory, recognized in the condensed interim consolidated balance sheets, related to third party crude oil physical purchase and sale contracts. Total fair value of the related crude oil inventory was $256 million at March 31, 2018 (December 31, 2017 – $232 million).

(3)	Hedging instruments are presented net of tax.

(4)
Represents the translation of the Company’s U.S. dollar denominated long-term debt designated as a hedge of the Company’s net investment in selected foreign operations with a U.S. dollar functional currency

The fair value of long-term debt represents the present value of future cash flows associated with the debt. Market information, such as treasury rates and credit spreads, are used to determine the appropriate discount rates. These fair value determinations are compared to quotes received from financial institutions to ensure reasonability. As at March 31, 2018, the carrying value of the Company's long-term debt was $5.3 billion and the estimated fair value was $5.6 billion (December 31, 2017 carrying value of $5.2 billion, estimated fair value - $5.6 billion).
All financial assets and liabilities are classified as Level 2 fair value measurements. During the three months ended March 31, 2018, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

HUSKY ENERGY INC. | Q1 | Condensed Interim Consolidated Financial Statements | 17

Risk Management Overview
The Company is exposed to risks related to the volatility of commodity prices, foreign exchange rates, and interest rates. It is also exposed to financial risks related to liquidity, credit, and contract risks. Risk management strategies and policies are employed to ensure that any exposures to risk are in compliance with the Company's business objectives and risk tolerance levels. Responsibility for the oversight of risk management is held by the Company’s Board of Directors and is implemented and monitored by senior management within the Company.
Market Risk
Commodity Price Risk Management
The Company uses derivative commodity instruments from time to time to manage exposure to price volatility on a portion of its crude oil and natural gas production, and it also uses firm commitments for the purchase or sale of crude oil and natural gas. These contracts meet the definition of a derivative instrument and have been recorded at their fair value in accounts receivable, inventory, other assets, accounts payable and accrued liabilities and other long-term liabilities. All derivatives are measured at fair value through profit or loss other than non-financial derivative contracts that meet the Company's own use requirements.
At March 31, 2018, the Company was party to crude oil purchase and sale derivative contracts to mitigate its exposure to fluctuations in the benchmark price between the time a sales agreement is entered into and the time inventory is delivered. The Company was also party to third party physical natural gas purchase and sale derivative contracts in order to mitigate commodity price fluctuations. For the three months ended March 31, 2018, the net unrealized gain recognized on the derivative contracts was $86 million (three months ended March 31, 2017 – net unrealized gain of $50 million).
Foreign Exchange Risk Management
The Company's results are affected by the exchange rates between various currencies and the Company's functional currency in Canadian dollars. As the majority of the Company's revenues are denominated in U.S. dollars or based upon a U.S. benchmark price, fluctuations in the value of the Canadian dollar relative to the U.S. dollar may affect revenues significantly. To limit the exposure to foreign exchange risk, the Company hedges against these fluctuations by entering into short-dated foreign exchange contracts to fix the exchange rate for conversion of U.S. revenue dollars.
Foreign exchange fluctuations will result in a change in value of the U.S. dollar denominated debt and related finance expense when expressed in Canadian dollars. At March 31, 2018, the Company had designated US$2.7 billion denominated debt as a hedge of the Company’s selected net investments in its foreign operations with a U.S. dollar functional currency (December 31, 2017 – US$2.7 billion). For the three months ended March 31, 2018, the unrealized loss arising from the translation of debt was $89 million (three months ended March 31, 2017 – unrealized gain of $27 million), net of tax recovery of $14 million (three months ended March 31, 2017 – net of tax loss of $4 million), which was recorded in hedge of net investment within other comprehensive income (loss).
Interest Rate Risk Management
The Company's financial results may be affected by volatility in interest rates. Fluctuations in interest rates may impact earnings, cash flows, and valuations of financial instruments. To mitigate risk related to interest rates, the Company may enter into fair value or cash flow hedges using interest rate swaps. At March 31, 2018, the balance in other reserves related to the accrued gain from unwound forward starting interest rate swaps designated as a cash flow hedge was $15 million (December 31, 2017 – $15 million), net of tax of $5 million (December 31, 2017 – net of tax of $5 million). The amortization of the accrued gain upon settling the interest rate swaps resulted in an offset to finance expense of less than $1 million for the three months ended March 31, 2018 (three months ended March 31, 2017 – less than $1 million).

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